August 31, 2015
Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orion Engineered Carbons S.A.
Form 20-F for the Year Ended December 31, 2014
Filed March 4, 2015
File No. 1-36563

Dear Mr. O’Brien:
Thank you for your letter dated August 4, 2015. Set forth below are responses of Orion Engineered Carbons S.A. (the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F for the fiscal year ended December 31, 2014, unless otherwise specified.

Item 5. Operating and Financial Review and Prospects, Page 38

1.
Please expand your disclosures related to finance costs, net to discuss each of the significant underlying components of this amount and the factors that resulted in material fluctuations in each of these components from period to period. For example, for the year ended December 31, 2014, you discuss income of €38.1 million related to short-term foreign currency hedges used to offset your exposure to U.S. Dollar-denominated financings; however, you do not discuss the fact that you also recognized €28.9 million of unrealized foreign currency losses related to your U.S. Dollar-denominated financings. Similarly in your Form 6-K filed on May 7, 2015, we note that there are significant individual components of finance costs, net including €17.5 million of gains and €20.4 million of losses from foreign currency revaluation during the three months ended March 31, 2015.

Response:
In response to the Staff’s comment, the Company has expanded its disclosure on finance costs, net in its interim financial statements for the period ended June 30, 2015, included as Exhibit 99.2 to the Company’s report on Form 6-K furnished on August 7, 2015 (the “Q2 Financial Statements”) as follows:

Securities and Exchange Commission
August 31, 2015 - 2 -

During the first six months of 2015 we incurred foreign currency exchange losses of €16.8 million mainly related to our term loan denominated in US Dollars. Through our hedging strategies we were able to offset this exposure by €11.8 million of foreign currency exchange gains. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in first six months of 2014 amounted to €2.8 million and €5.0 million respectively.
The Company will continue to provide such disclosure, if relevant, in its future filings with and reports furnished to the Commission.
Financial Statements

Notes to Financial Statements

(2) Basis of Presentation

(2.4) Currency Translation, page F-12

2.
During the earnings call held on May 8, 2015, we note your CEO stated, “…we want to make sure that we really fully understand the currency effects of running this business of a functional US dollar,” which appears to indicate that you are considering changing functional currencies. Please confirm to us that you understand that the determination of the functional currency under IAS 21 is a matter of fact and not a policy election.

Response:
The Company confirms its understanding that the determination of the functional currency is not a policy election, but rather a matter of fact to be determined based on the factors set forth in IAS 21.
(9.5) Contingent Liabilities and Other Financial Obligations, page F-51

EPA Action

3.
We note that you have been in discussions with the U.S. Environmental Protection Agency and U.S. Department of Justice since November 2013 to resolve the notice and finding of violations received. With reference to your settlement proposal and the EPA’s November 2014 revised specifications and demand terms, please help us better understand why you were not unable to estimate the amount of your obligations related to these matters as of December 31, 2014. Refer to IAS 37.14, IAS 37.25 through 26, and IAS 37.36 through 50. We remind you that IAS 37.86 requires to you to disclose an estimate of the financial effect for each class of a contingent liability, where practicable, unless the possibility of any outflow in settlement is remote. Please tell us the current status of these matters.

Response:
The Company acknowledges that IAS 37.14 requires it to recognize a provision when (i) the Company has a present obligation as a result of a past event, (ii) it is probable that an outflow

Securities and Exchange Commission
August 31, 2015 - 3 -

of economic resources will be required to settle the obligation and (iii) the amount of the obligation can be reliably estimated.
With respect to December 31, 2014, the Company’s management had concluded that it was not yet probable, but only possible that an outflow of economic resources pursuant to IAS 37.27-30 will be incurred by the Company as a result of the EPA enforcement action. The negotiations with the EPA primarily centered and are still centering around emission targets that could be met by a range of controls from good combustion practices and low sulfur feedstock (which would both not require material capital expenditures) to the installation of pollution controls and which may or may not result in a penalty or fine.
If the Company is not satisfied with the development of the negotiations of a potential settlement and chooses not to continue further negotiations, the EPA may resort to litigation. Therefore, we were and are still not able to estimate the range of possible outcomes. As a result of this uncertain path of the outcome (mutual settlement or litigation), in accordance with IAS 37.86 we disclosed our inability to estimate a possible outflow, but also disclosed the settlements reached by our competitors to provide some quantitative basis of the magnitude of settlements that others are agreeing to; however, we are not able to derive sufficiently reliable information from their cases which could be used in arriving at a reasonable estimate of the financial effects or possible ranges of financial effects for our own contingent liability.
With respect to the current status of these matters, we respectfully refer you to Note 11 to the Q2 Financial Statements furnished on Form 6-K on August 7, 2015, where the Company revised its disclosure about the EPA enforcement action in order to provide an updated summary paragraph, as follows:
The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs comparable to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the larger number of US facilities operated by the Company. It remains uncertain, however, as to whether acceptable settlement terms will be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the financial impact of this enforcement action on the Company remains unclear. This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.
The Company evaluates its disclosure about the EPA enforcement, including whether it is practicable to provide an estimate of potential costs, on an ongoing basis in order to ensure that each filing with or report furnished to the Commission reflects the current status and is in compliance with IAS 37. If such an estimate becomes practicable and such obligation is reasonably possible, or if such obligation becomes probable, such change will be reflected in the Company’s future submissions and filings as appropriate. As of today, the Company upholds its above assessment that an outflow of economic resources from the EPA enforcement

Securities and Exchange Commission
August 31, 2015 - 4 -

is not yet probable but only possible and the amount of any obligation cannot be reliably estimated.
* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter or the Form 20-F, please contact me at charles.herlinger@orioncarbons.com or David B. Harms of Sullivan & Cromwell LLP at (212) 558-3882 or harmsd@sullcrom.com.

Very truly yours,

/s/ Charles Herlinger

Charles Herlinger
Chief Financial Officer

cc:	Jeanne Baker
Nudrat Salik
(Securities and Exchange Commission)

Jack Clem
(Orion Engineered Carbons S.A.)

David B. Harms
(Sullivan & Cromwell LLP)